













SUBVERSE INC.

SCNR

Last Funded August 2019

$1,200,221
raised from 2,594 investors

OVERVIEW   UPDATES 8   WHAT PEOPLE SAY 1,000   ASK A QUESTION 357

Highlights

1. Fiercely committed to freedom of the press
2. Track record of independent journalism
3. 100K+ Subscribers on YouTube

Our Team

Timothy Pool CEO and Co-founder

Founding member of Vice News. I've been featured by Forbes, New York Times, the New Yorker, Fox News, Time, the Joe Rogan Experience, and more.

Media has become corrupted by sensationalism and polarization. The purely surveillance, ad-driven model is dying and now readers are directly supporting creators they love. We want to facilitate civil discourse and media in a way that gets real information into the minds of our audience.

Cassandra MacDonald Editor-in-Chief

Chris Karr Executive Editor

Hannah Claire Brimelow Staff writer

Brett MacDonald Staff Writer

Adrian Norman Staff writer


Adrian Norman   Staff writer


Chris Bertman   Staff writer


Elaad Eliahu   Freelance


Shane Cashman   Freelance


Bill Ottman   Advisor

Founder and CEO of Minds, an open-source and decentralized social networking platform. He has been featured by Wired, Techcrunch, the Joe Rogan Experience, Fox News and Coindesk.